Room 4561

June 22, 2006

Mr. Bruce P. Nolop
Executive Vice President and Chief Financial Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926

      Re: **Pitney Bowes Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 13, 2006
             File No. 001-03579

Dear Mr. Nolop:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements

Note 10. Taxes on Income

Other Tax Matters, page 53

1.   We have read your disclosures related to the various tax contingencies representing potential tax exposures of approximately $455 million consisting of additional tax of up to $390 million and penalties of up to $65 million. We have also read the disclosures related to these contingencies that you have provided over the past two years in your annual and quarterly reports. Please explain to us how you have accounted for these contingencies over this period by describing the timing of your accruals and the decision process followed in establishing those accruals. Reconcile the accruals plus any additional losses you considered to be at least reasonably possible with the disclosures that you have provided over time in your financial statements and MD&A. In addition, tell us where in the balance sheet you have classified these accruals and explain how you account for the bonds posted with the IRS. As part of your response, explain how the $200 million bond that is described in your 2005 quarterly reports became $330 million at December 31, 2005 with no change to the corresponding cash flow amount.

Note 19. Capital Services

Capital Services Charge, page 65

2.   Tell us more about the "revisions" to your accounting for certain capital lease service transactions that were made based on a need to "adjust the accounting." Clarify for us whether you were incorrectly accounting for these transactions and, if so, explain how you considered describing the adjustments as error corrections. In addition, support your conclusion that the adjustment was not material to any period.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief